Exhibit 1.01
LyondellBasell Industries N.V.

Conflict Minerals Report for the Calendar Year Ended December 31, 2025.

Background
LyondellBasell Industries N.V. (the “Company,” “we” or “our”) has included this Conflict Minerals Report (this “Report”) as an exhibit to its Form SD for the calendar year ended December 31, 2025 as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). We are subject to the Rule because we have identified certain products that we manufactured in 2025 that contain a “conflict mineral” as defined by Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act.
After conducting our reasonable country of origin inquiry, as briefly described below, we determined that two of our products manufactured by our polyolefins business contained a conflict mineral (tin) that was necessary to the functionality or production of those products.
Reasonable Country of Origin Inquiry
We determined which of our products were in-scope or potentially in-scope for our compliance with the Rule by identifying product categories that may contain conflict minerals through product specifications and other information known to us. For 2025, we identified two products manufactured by our polyolefins business (Aquathene CM04482 and CM04483) for use in wire and cable applications, that contain a conflict mineral (tin) necessary to the production of these products. We determined these in-scope products, which represented less than 1% of our net sales in 2025, did not contain any other conflict minerals. The Company had no reason to believe, based on an internal assessment of its product portfolio, that any of its products manufactured and sold in 2025 contained any conflict minerals necessary to the functionality or production of those products.
We identified one supplier from which we sourced tin in 2025 that was actually used in the manufacture of the in-scope products. We sent the Conflict Minerals Reporting Template (as developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (the “CMRT”)) to the supplier of the in-scope products (the “in-scope suppliers”) as part of our due diligence process. Based on the CMRT response received from the in-scope supplier, we have no reason to believe that any of the tin, provided by any of the in-scope suppliers, contained in those products (i) may have originated in the Covered Countries and (ii) is not or may not be from recycled or scrap sources.

Conflict Minerals Due Diligence
The Company’s conflict minerals due diligence process is materially based on the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).
The Company occupies a “downstream” position in the supply chain and followed the principles outlined in the OECD Guidance for downstream companies. In this context, “downstream” refers to the supply chain from smelters to the eventual retailers of products. As a result of our position in the supply chain, we have no direct relationships with mines, smelters or other lower-tier suppliers of our tin. Consequently, we rely on our direct suppliers to provide us with information on the origin of the tin we purchase, including tin that is supplied to them from lower-tier suppliers.
A summary of the Company’s conflict minerals diligence activities in respect of 2025 based on the OECD Guidance are outlined below.

Step	OECD Guidance	Due Diligence Activities Performed

1	Establish Strong Company Management Systems
•We have adopted and published a Conflict Minerals Policy which is available at https://investors.lyondellbasell.com/governance/policies.
•The Company created a cross-functional conflict minerals compliance team responsible for creating and implementing our conflict minerals compliance strategy. Compliance, Legal and Procurement were represented on the team. Our employees and external parties have access to a phone and internet based (http://www.lyondellbasell.ethicspoint.com) ethics reporting system to anonymously report any concerns.

2	Identify and Assess Risk in the Supply Chain
•We requested our supplier of tin used in our in-scope products to provide information regarding the origin and smelters of the tin using the CMRT and reviewed each completed CMRT response.
•We reviewed the smelters identified in the completed CMRT responses against the list of complaint smelters (the “Conflict Free Smelter List”) published by the Conflict-Free Sourcing Initiative (“CFSI”).
•Based on our CMRT review, we determined the tin used in the two in-scope products from our polyolefins business did not originate from the Covered Countries.

3	Design and Implement a Strategy to Respond to Identified Risks
•Our cross-functional conflict minerals compliance team reported the findings to our Executive Vice President, Chief People & Culture, Legal, and Corporate Affairs Officer and our Chief Compliance Officer.

4	Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
•As a downstream supplier, we do not have a direct relationship with conflict minerals smelters and do not perform or direct audits of these entities within our supply chain. In connection with our due diligence, we utilized information made available by the CFSI concerning independent third-party audits of smelters.

Step	OECD Guidance	Due Diligence Activities Performed

5	Report Annually on Supply Chain Due Diligence	•We filed a Form SD and this Report with the Securities and Exchange Commission and made available on our website this Report and the Form SD.

Results of our Review
Based on the information provided by our in-scope supplier, we believe, to the extent reasonably known, that some of the facilities used to process some of the conflict minerals in our in-scope products include the smelters listed below. We do not believe that the below list represents all of the smelters that processed conflict minerals in our in-scope products in the reporting period. Rather, it represents only those smelters that we could reasonably verify as related to our specific in-scope products based on our in-scope suppliers’ responses.

Metal	Smelter Name
Tin	PT Premium Tin Indonesia*
Tin	Minsur*
Tin	PT Mitra Stania Prima*
Tin	PT Prima Timah Utama*
Tin	Tim Smelting Branch of Yunnan Tin Co, Ltd*
Tin	PT Timah Tbk Mentok*
Tin	PT Mintra Sukses Globalindo*
Tin	Malaysia Smelting Corporation Berhad (Port Klang)*
*Smelter name included on the Conformant Tin Smelter List published by the Responsible Minerals Initiative as of May 19, 2026. This compliance status is based solely on information made publicly available by the Responsible Minerals Initiative, without independent verification by us.

The CMRT responses we received from the in-scope suppliers were made on a company level basis and did not provide detail as to source and chain of custody for the tin that was actually supplied to us. As a result, we do not possess sufficient information to draw definitive conclusions as to the exact smelter, country of origin, mine location or location of origin of the tin contained in our in-scope products.

Steps to Mitigate Risk

The Company intends to take the following steps in respect of 2026:

•Clearly communicate our sourcing expectations to potentially in-scope suppliers.
•Continue to engage in-scope suppliers.
•Continue the due diligence measures described in this Report.